                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13D
                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 7)



                                    NORSTAN, INC.
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                                   (Name of Issuer)


                        COMMON STOCK, PAR VALUE $.10 PER SHARE
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                            (Title of Class of Securities)


                                     656535-10-1
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                                    (CUSIP Number)


                                    PAUL BASZUCKI
                            605 N. HIGHWAY 169, 12TH FLOOR
                                  PLYMOUTH, MN 55441
                                    (612) 513-4500
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              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)


                                  DECEMBER 31, 1997
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                        (Date of Event Which Requires Filing
                                 of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Cover page continues on next page)


                                  Page 1 of 6 Pages

                                     SCHEDULE 13D

----------------------------------                ------------------------------
 CUSIP NO. 656535-10-1                                  PAGE 2 OF 6 PAGES
                                                            ---  ---

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           Paul Baszucki
           ###-##-####

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)/ /
                                                                         (b)/ /

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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS*

           PF
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /


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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America and Canada
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   NUMBER OF   7     SOLE VOTING POWER

    SHARES                405,743 shares
              ------------------------------------------------------------------
 BENEFICIALLY  8     SHARED VOTING POWER

   OWNED BY               570 shares
              ------------------------------------------------------------------
     EACH      9     SOLE DISPOSITIVE POWER

   REPORTING              405,743 shares
              ------------------------------------------------------------------
    PERSON    10     SHARED DISPOSITIVE POWER

     WITH                 570 shares
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           406,313 shares
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /


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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.1%
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  14  TYPE OF REPORTING PERSON*

           IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  Page 2 of 6 Pages

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.10 per share, of Norstan, Inc. ("Issuer"), a Minnesota corporation, having its principal executive offices at 605 N. Highway 169, 12th Floor, Plymouth, Minnesota 55441.

ITEM 2.   IDENTITY AND BACKGROUND.

     The name and business address of the Reporting Person is Paul Baszucki, 605
N. Highway 169, 12th Floor, Plymouth, Minnesota 55441. Mr. Baszucki is a director, Co-Chairman of the Board and Chief Executive Officer of the Issuer.

     Mr. Baszucki has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Baszucki is a citizen of the United States of America and Canada.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares acquired by Mr. Baszucki in January 1998 were acquired with personal funds, through payroll deductions under the Issuer's Employee Stock Purchase Plan.

ITEM 4.   PURPOSE OF TRANSACTION.

     Mr. Baszucki holds the Issuer's common stock for investment purposes. He acquired 2,377 shares of common stock in January 1998 pursuant to the Issuer's Employee Stock Purchase Plan, which is generally available to all eligible employees of the Issuer. Mr. Baszucki expects to acquire additional shares on an annual basis through his continuing participation in the Plan.

     In January 1997, Mr. Baszucki sold 20,000 shares of common stock on the open market. In April 1997, Mr. Baszucki sold 15,000 shares of common stock on the open market. In July 1997, Mr. Baszucki sold 10,000 shares of common stock on the open market. In July and August 1997, Mr. Baszucki transferred 3,912 shares of common stock from a custodial account to his adult children. In September 1997, Mr. Baszucki sold 20,000 shares of common stock on the open market. In October 1997, Mr. Baszucki sold 15,000 shares of common stock on the open market. In December 1997, Mr. Baszucki transferred 3,912 shares of common stock from a custodial account to his adult children.

     Mr. Baszucki does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.


                                  Page 3 of 6 Pages

     (a) According to information provided by the Issuer, as of January 2, 1998, there were approximately 9,947,654 shares of the Issuer's common stock outstanding. Mr. Baszucki, at the present time, beneficially owns an aggregate of 406,313 shares of the Issuer's common stock, constituting approximately 4.1% of the outstanding shares.

     (b) Mr. Baszucki has sole voting power and sole dispositive power with respect to 405,743 shares, including 391,743 shares held by him directly, and 14,000 shares held by him as trustee for his family foundation. Mr. Baszucki has shared voting power and shared dispositive power with respect to 570 shares owned by his spouse. The filing of this statement shall not be construed as an admission that Mr. Baszucki is, for the purpose of Section 13(d) or 13(g) of the Act or for any other purposes, the beneficial owner of securities held by or for the benefit of his spouse, and any ownership interest in said securities is disclaimed.

     (c) Information with respect to transactions in the common stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person is set forth below:


                                Shares
                               Acquired      Price Per        Where
Name of Person      Date      (Disposed)     Share          Transacted
--------------      ----      ----------     -------        ----------
Paul Baszucki       1/2/98      2,377        N/A             (Note 1)
Paul Baszucki       12/19/97   (3,912)       N/A             (Note 2)


(1) Shares acquired by Mr. Baszucki from the Issuer pursuant to the Issuer's Employee Stock Purchase Plan, which is generally available to all eligible employees.
(2) Transfer of 3,912 indirectly held shares from custodial account to adult children.

     (d) Mr. Baszucki's spouse has the right to receive dividends from, or the proceeds from the sale of, the shares held by her. She does not have an interest which relates to more than 5% of the Issuer's common stock.

     (e) On April 18, 1997, Mr. Baszucki ceased to be the beneficial owner of more than 5% of the common stock, and, as a result, ceased, on that date, to be a reporting person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                  Page 4 of 6 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 1998

                              By:   /s/ John E. Nardecchia, Attorney-In-Fact
                                   -----------------------------------------
                                   Paul Baszucki


                                  Page 5 of 6 Pages